TECHNOLOGY FUNDING MEDICAL PARTNERS I, L.P.
                  (A DELAWARE LIMITED PARTNERSHIP)

                         1994 ANNUAL REPORT


Dear Limited Partner:

The General Partners are pleased to present the 1994 Annual Report for Technology Funding Medical Partners I. The report includes an overview of Partnership activity in 1994, a brief review of financial highlights, a concise status report on each active portfolio company, and a copy of the Partnership's audited financial statements for 1994.

At December 31, 1994, the Partnership had nearly doubled its capital raised from the prior year end to $6,070,066. Following year end, the total exceeded $7,000,000. The offering period will extend through April 30, 1995, and the General Partners expect that the fund will conclude its offering with sufficient capital to meet its goal of compiling a strong, diversified portfolio.

Also during 1994, the Partnership increased its number of portfolio company investments to six emerging companies and one private venture limited partnership. Adding to the 1993 investment in Periodontix, the latest additions included:

CV Therapeutics ($375,000 equity), an early-stage biotechnology company developing innovative treatments focused on the biological mechanisms of chronic cardiovascular disease;

Khepri Pharmaceuticals ($125,000 equity), a seed-stage company focused on the discovery and development of novel drugs based on proteases and protease inhibitors;

Megabios ($325,000 equity), a developer of lipid/DNA complexes used in gene therapy for the treatment of inherited and acquired diseases;

R2 Technology ($100,000 equity), a developer of a computerized mammographic system that aids in the detection of breast cancer in its earliest stages and has the potential to significantly decrease the incidence of misdiagnoses;

RedCell, Inc. ($125,000 equity), a first-stage biotechnology company seeking to become a leader in the growing field of red cell-mediated therapy; and

Medical Science Partners II, L.P. ($125,000 equity commitment), a $30 million private venture capital fund seeking early-stage life-science investment opportunities in the Boston, Massachusetts area.

As previously reported, the amounts of the Partnership's initial investments have been modest due to the fact that the Partnership is currently raising capital. After the offering period draws to a close on April 30, 1995, the average investment amount for new additions should increase slightly. During the current offering period, uninvested capital is placed in short-term investments and interest earned on those funds is distributed to the Limited Partners. Beginning in January 1994, Medical Partners I has made quarterly distributions of offering period interest from short-term investments.

Throughout 1995, Medical Partners I will continue to review investment opportunities in companies at varying stages of development over a number of healthcare industry segments. Although there may be some strong performers early on, the General Partners anticipate a wait of four to six more years before significant proceeds from the sale of investments should be expected to begin generating a future cash stream for the Partnership.

REGARDING THE FINANCIAL STATEMENTS

In 1994, its first full year of operations, the Partnership recorded a net loss of $188,769 compared to a net loss of $113,431 in 1993.

Operating expenses were $196,302 in 1994 compared to $55,975 in 1993. Such expenses are expected to increase as the Partnership increases investment activities and, through April 30, 1995, its number of Limited Partners.

Management fees totaled $87,861 in 1994 compared to $61,662 in 1993. Management fees are equal to two percent of the total limited partners' capital contributions for the first year of operations through the sixth year. Management fees are expected to increase as the Partnership continues to sell Units through April 30, 1995.

Net loss was partially offset by $132,394 in interest income for 1994 compared to $16,706 in 1993. The 1994 increase reflected higher cash and cash equivalents balances in 1994 as the Partnership sold more Units.

We hope this information increases your understanding of the portfolio. We encourage you to review the accompanying financial statements carefully and discuss them with your broker or financial advisor if you have any questions.

For the General Partners,


Frank R. Pope
General Partner
Technology Funding Inc.

PORTFOLIO REVIEW

With six new additions, the Medical Partners I portfolio included $1.4 million invested or committed in six companies and one limited partnership through the end of 1994. Currently, the portfolio is diversified across medical equipment, pharmaceutical, and biotechnology industry categories, as well as a similarly diversified venture capital partnership. The following profiles summarize each of the current Partnership investments.

CV Therapeutics, added to the Medical Partners I portfolio in March 1994, is dedicated to discovery and development of novel, cost-effective treatments for chronic cardiovascular disease, using new tools of molecular cardiology combined with the clinical cardiology expertise of its founders. The company's initial products involve CVT-1, a novel inhibitor of cholesterol absorption, which should offer significantly reduced toxicity and side effects compared to existing drugs. CV Therapeutics is also developing inhibiting antisense compounds for restenosis, the reclosure of arteries that commonly occurs following angioplasty. Early in 1994, the company closed a $16.6 million private placement designed to provide resources through 1995. Plans for CVT-1 remained on target throughout the year. A multiple-dose trial was completed in June 1994 showing no clinically significant side effects. Liquid and tablet formulations were completed in November. The company's manufacturing process was refined and put in place to meet demand for the Phase II multicenter clinical trials begun in late 1994. Parameters of the CVT-1 Phase IIA dose-finding study have been set and 15 investigative sites have been selected. Patient enrollment began in January 1995.

Khepri Pharmaceuticals was added to the portfolio in November 1994. Khepri Pharmaceuticals is an early-stage biopharmaceutical company focused on the discovery and development of novel drugs based on proteases and protease inhibitors. Based in South San Francisco, California,
Khepri was formed in September 1992 to exploit a new understanding of the role of proteases in human disease.
Initial disease targets are small cell lung cancer, asthma, and diseases characterized by tissue destruction such as rheumatoid arthritis, osteoporosis, and stroke. Khepri is in discussions with potential corporate partners to support the development and marketing of its protease-based drug programs.

Megabios Corporation, a first-stage biotechnology company specializing in gene therapy, was added to the Partnership's portfolio in September 1994. Following that investment, the company has hired a full-time CEO, raised an additional $1 million in a equity financing, and moved into a new, larger facility. Megabios has focused on completing its management team and was negotiating at year end with a highly rated candidate to head research and development. The company has demonstrated the ability to deliver gene-based therapeutic agents through a number of routes of administration including aerosol, intravenous, and direct injection. Megabios has formed its first major partnership, with Glaxo, in the field of fighting cystic fibrosis, and is broadening its technology platform to collaborate with additional corporate partners in the coming years.

Periodontix, Inc. is an early-stage biotechnology firm attempting to develop the first therapeutic agents and
treatments for periodontitis and gingivitis.    In August
1994, the company moved into permanent headquarters and laboratories in Watertown, Massachusetts. The company has synthesized and evaluated antimicrobial activity of a number of new peptides based on the natural histatin proteins found in saliva. The company has identified two that have good antimicrobial activity even against the microorganism associated with periodontal disease. In addition, the company has good leads on several more peptides that are being synthesized under contract prior to evaluation by Periodontix in 1995. Periodontix has discovered that there are both active and inactive forms of the peptide molecules that have been under study. Further analysis of the distinguishing characteristics is currently under way, and the company expects to begin clinical studies of its peptide compounds in early 1995. Scientific work continues on a contract basis with Dr. Frank Oppenheim, the inventor, at Boston University, an institution recognized for its experience with delivery systems and biocompatible materials.

R2 Technology was added to the Partnership portfolio in May 1994. The early-stage medical equipment company is developing computerized mammography systems that assist radiologists in significantly improving the diagnoses of mammograms. In July, the company announced a contract with Lockheed to assess the feasibility of using Lockheed's neural network, a computer architecture capable of learning from experience, to aid in the detection of breast cancer in its earliest stages. R2 has developed two separate systems for displaying its output for reading mammograms and is testing them in collaborations with the Palo Alto Clinic in
northern California.   The prototype sample of its light-box
viewing system continued to detect about 50 percent of previously undetected cancers in the test samples being used for evaluation in 1994. The company has had ongoing discussions with several FDA consultants in preparation for its clinical trials filing and is beginning discussions with insurance companies and health plan providers regarding the reimbursablity of computed mammography technology.

RedCell, Inc., a first-stage biotechnology company seeking to become a leader in the growing field of red cell-mediated therapy, joined the Partnership portfolio in late 1994. The company's "anchorage" technology capitalizes on the unique physiology of red blood cells and their continuous delivery to the body's tissues and organs through the vascular system, using these cells as the basis for treatment of diseases. The "anchor" comprising the basis of RedCell's technology is a synthetic, organic molecule constructed to function much like an adapter that connects other physiological elements, including therapeutic drugs. Following the end of the year, the Partnership participated in a $4.5 million financing with new investors.

Medical Science Partners II, L.P. is a Boston-area venture partnership with a focus on healthcare. As a result of its strong connections with Harvard Medical School and 16 affiliated hospitals, the fund invests in companies that are formed to commercialize the technologies developed in the research centers of these institutions. MSP II had its initial closing in January 1994. During the year, the fund received several additional commitments, and the size of the fund increased from $15 million to $25 million. MSP II has made 16 investments to date totaling $7.9 million and looks to make five to seven additional investments over its life.